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November 15, 2004

Ms. Carrie Darling
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

    Re:	McKenzie Bay International, Ltd.
        Form SB-2 filed October 4, 2004, as amended November 10, 2004 File No. 333-119493

Dear Ms. Darling:

The following are the responses to Mr. Schwall's letter of November 12, 2004. The following paragraph numbers correspond to those in Mr. Schwall's letter. The changes described below refer to changes that have been made in Amendment No. 2 to Form SB-2.

Risk Factors

     1.	The captions in the prospectus which will be distributed are in bold
	italics as can be seen from one of the pages attached to this letter.

     2.	As you requested, a new risk factor has been added to the effect that
	unless McKenzie Bay obtains additional capital, it will not be able to pay its auditors to conduct the audit for its fiscal year ended September 30, 2004.

Use of Proceeds

     3.	The payment to the auditors for the September 30, 2004 fiscal year audit
	has been added to the table under "Use of Proceeds."

This confirms that in the future, McKenzie Bay intends to use a United States office of its auditors to audit its financial statements.

The Standby Equity Distribution Agreement

     4.	The disclosure on the cover page of the prospectus relating to
	authorization for quotation on the Nasdaq National Market, the Nasdaq SmallCap Market, the American Stock Exchange, the OTC Bulletin Board or the New York Stock Exchange has been added as you requested. In addition the disclosure under the caption "The Standby Equity Distribution Agreement" has been expanded and the location of the cross reference to that caption on the cover page of the prospectus has been changed.

Attached to this letter are pages of the prospectus that reflect your comments. The changes from the corresponding pages in Amendment No. 1 to Form SB-2 have been marked.

Sincerely,

/s/ Jonathan B. Reisman
______________________
Jonathan B. Reisman